Exhibit 12(a)

Computation of Ratio Earnings to Fixed Charges
(dollars in thousands)

	Fiscal Year Ended June 30,
	2013	2012	2011

Earnings:
Income (loss) before income taxes	$50,174	$41,239	$26,371
Unconsolidated affiliates' interests, net	-	-	-
Amortization of capitalized interest	10	10	10
Interest expense and other related financing costs	8,778	9,020	11,126
Interest portion of rent expense (1)	9,991	10,335	10,323
Adjusted earnings	$68,953	$60,604	$47,830

Fixed Charges:
Interest expense and other related financing costs	$8,778	$9,020	$11,126
Interest portion of rent expense (1)	9,991	10,335	10,323
Total fixed charges	$18,769	$19,355	$21,449

Ratio of earnings to fixed charges	3.67	3.13	2.23

(1) One-third of rent expense is considered representative of the interest factor within rent expense